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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 2)

           AmeriNet Group.com, Inc. f/k/a Equity Growth Systems, inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  03073A103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              G. Richard Chamberlin
                                4518 SW 44th Lane
                              Ocala, Florida 34474
                                 (352) 694-6714

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                         12/21/99, 12/22/99 and 12/27/99

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of  4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No. 03073A103      13D/A                   Page 2   of  4  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          George (G.) Richard Chamberlin
                                   ###-##-####


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [ ]
                                      n/a
--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


                                      n/a
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                              USA, State of Florida

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         165,000 (as of December 27, 1999)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          n/a
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         165,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            n/a


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    165,000 (as of December 27, 1999)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [_]
                                       n/a
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073A103          13D/A                  Page 3   of 4   Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

                                  Common Stock
                            AmeriNet Group.com, Inc.
                        2500 N. Military Trail, Suite 225
                           Boca Raton , Florida 33431
                          Michael H. Jordan, President

                            AmeriNet Group.com, Inc.
                          1941 Southeast 51st Terrace
                              Ocala, Florida 34471
                         Vanessa H. Lindsey, Secretary

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)  George Richard Chamberlin

     (b)  4518 SW 44th Lane; Ocala, Florida 34474

     (c)  Attorney, 1941 Southeast 51st Terrace; Ocala, Florida 34471

     (d)  None

     (e)  None

     (f)  United States of America, State of Florida

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     Not Applicable, 175,000 shares previously reported. Purpose of this report is to disclose sales of securities in December 1999.
--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     (a)  Not Applicable

     (b)  Not Applicable

     (c)  Not applicable

     (d)  Not Applicable

     (f)  Not Applicable

     (g)  None

     (h)  Not Applicable

     (i)  Not Applicable

     (j)  None to report

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a)  165,000 1.6% common stock (after Item 5(c) deductions are applied)

     (b)  Sole Power to dispose 165,000

     (c)  The following shares were sold by G. Richard Chamberlin:
          1200 shares    12/21/99       $1.5625   (1 9/16)  ($1,793.43)
          1000 shares    12/22/99       $1.46875  (1 15/32) ($1,387.20)
          3000 shares    12/22/99       $1.4375   (1 7/16)  ($4,212.35)
          4800 shares    12/27/99       $1.40625 (1 13/32)  ($6,541.27)

     Sales effected through Glen Michaels Financial, Inc. 411 Hackensak Avenue, Lobby Floor; Hackensak, New Jersey 07601

     (d)  Not Applicable

     (e)  Not Applicable

CUSIP No. 03073A103          13D/A                  Page 3   of 4   Pages

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up and voting agreement dated June 15, 1999, limiting signees to the sale of 10,000 shares per month. In effect through March 14, 2000. (filed as an exhibit to 8-K filed with the Commission on the 12th day of July, 1999.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

                                 Not Applicable
--------------------------------------------------------------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    1/6/00
                                        ----------------------------------------
                                                         (Date)


                                           /s/ G. Richard Chamberlin
                                        ----------------------------------------
                                                       (Signature)


                                         G. Richard Chamberlin, Director
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).